EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3) and related Prospectus of Panhandle Oil and Gas Inc. for the registration of common stock, preferred stock, warrants, debt securities and units and to the incorporation by reference of our reports dated December 12, 2016, except for the impact of the matters discussed in Note 1 pertaining to the adoption of ASU 2015-17 and ASU 20167-15, as to which the date is November 6, 2017, with respect to the financial statements of Panhandle Oil and Gas Inc. and our report dated December 12, 2016, with respect to the effectiveness of internal control over financial reporting of Panhandle Oil and Gas Inc. included in Panhandle Oil and Gas Inc.’s Current Report on Form 8-K dated November 6, 2017, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Oklahoma City, Oklahoma

November 6, 2017